UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

OPKO Health, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

301610101

(CUSIP Number)

Kate Inman

4400 Biscayne Blvd.

Suite 1180

Miami, FL 33137

(305) 575-4138

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2013

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 301610101

1.	NAMES OF REPORTING PERSONS Jane Hsiao, Ph.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 28,480,174 shares*
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 28,480,174 shares*
	10.	SHARED DISPOSITIVE POWER 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,480,174 shares*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14.	TYPE OF REPORTING PERSON IN

*	Includes vested warrants to purchase 3,138,193 shares of Common Stock and options to acquire 1,537,500 shares of Common Stock, which are exercisable within 60 days.

Page 2 of 9 Pages

CUSIP No. 301610101

1.	NAMES OF REPORTING PERSONS The Chiin Hsiung Hsiao Family Trust A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,000,000 shares
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 1,000,000 shares
	10.	SHARED DISPOSITIVE POWER 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14.	TYPE OF REPORTING PERSON OO

Page 3 of 9 Pages

CUSIP No. 301610101

1.	NAMES OF REPORTING PERSONS The Chiin Hsiung Hsiao Family Trust B
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,000,000 shares
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 1,000,000 shares
	10.	SHARED DISPOSITIVE POWER 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14.	TYPE OF REPORTING PERSON OO

Page 4 of 9 Pages

CUSIP No. 301610101

1.	NAMES OF REPORTING PERSONS Hsu Gamma Investment, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,105,863 shares*
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 4,105,863 shares*
	10.	SHARED DISPOSITIVE POWER 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,105,863 shares*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14.	TYPE OF REPORTING PERSON PN

*	Includes vested warrants to purchase 201,613 shares of Common Stock.

Page 5 of 9 Pages

CUSIP No. 301610101

This Amendment No. 3 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on February 14, 2008, as amended by Amendment No. 1 to the Schedule 13D filed on August 21, 2008, as amended by Amendment No. 2 to the Schedule 13D filed on October 1, 2009 (together, the “Original Schedule 13D”), by Jane Hsiao, Ph.D. (“Dr. Hsiao”), The Chiin Hsiung Hsiao Family Trust A (“Trust A”), The Chiin Hsiung Hsiao Family Trust B (“Trust B”), and Hsu Gamma Investment, L.P. (“Hsu Gamma”). This Amendment is filed pursuant to the Joint Filing Agreement executed by the reporting persons listed on the cover pages to this Amendment. (Exhibit 1 to Amendment No. 1 to the Schedule 13D filed on August 21, 2008 is hereby incorporated by this reference.)

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended by adding the following paragraphs to the end of the item:

Dr. Hsiao acquired 1,220,000 shares of Common Stock, for investment purposes, in a series of transactions from October 2, 2009 to March 21, 2013, at prices ranging from $3.60 to $4.73 per share for an aggregate purchase price of $4,410,314, including without limitation 1,200,000 shares of Common Stock in a private transaction with Chung Chia Company Limited (“Chung Chia”) on October 5, 2011 at $3.60 per share, for an aggregate purchase price of $4,320,000. The source of funds used in all transactions from October 2, 2009 to March 21, 2013 was Dr. Hsiao’s personal funds.

Hsu Gamma acquired 733,000 shares of Common Stock, for investment purposes, in a series of transactions from October 2, 2009 to March 21, 2013, at prices ranging from $3.55 to $3.75 per share for an aggregate purchase price of $2,708,750, including without limitation 533,000 shares of Common Stock in a public offering from the Issuer at the public offering price of $3.75 per share. Hsu Gamma also acquired 806,450 shares of Common Stock upon the conversion of 80,645 shares of Series D Preferred Stock on March 8, 2013. The Series D Preferred Stock was acquired for investment purposes on September 18, 2009, in a private placement with the Issuer, which closed on September 28, 2009. The source of funds used in all transactions from October 2, 2009 to March 21, 2013 was Dr. Hsiao’s personal funds.

Item 4.	Purpose of Transaction

Item 4 is amended by adding the following paragraphs to the end of the item:

Dr. Hsiao acquired 1,220,000 shares of Common Stock, for investment purposes, in a series of transactions from October 2, 2009 to March 21, 2013, at prices ranging from $3.60 to $4.73 per share, of which 20,000 shares were purchased on the open market and 1,200,000 shares were purchased from Chung Chia in a private transaction pursuant to a stock purchase agreement (the “Chung Chia Agreement”) dated October 5, 2011 at $3.60 per share.

Hsu Gamma acquired 733,000 shares of Common Stock, for investment purposes, in a series of transactions from October 2, 2009 to March 21, 2013, at prices ranging from $3.55 to $3.75 per share, of which 200,000 shares were purchased on the open market and 533,000 shares were purchased on March 9, 2011 in a public offering from the Issuer, which closed on March 14, 2011, at the public offering price of $3.75 per share. Hsu Gamma also acquired 806,450 shares of Common Stock upon the conversion of 80,645 shares of Series D Preferred Stock on March 8, 2013. The Series D Preferred Stock was acquired for investment purposes on September 18, 2009, in a private placement with the Issuer, which closed on September 28, 2009.

Page 6 of 9 Pages

CUSIP No. 301610101

In the last 60 days prior to the filing of this Amendment No. 3, Hsu Gamma acquired 806,450 shares of Common Stock upon the conversion of 80,645 shares of Series D Preferred Stock on March 8, 2013. The Series D Preferred Stock was acquired for investment purposes on September 18, 2009, in a private placement with the issuer, which closed on September 28, 2009, whereby Hsu Gamma acquired the shares of Series D Preferred Stock for $24.80 per share.

Item 5.	Interest in Securities of the Issuer

Item 5 is deleted in its entirety and replaced with the following text:

Dr. Hsiao may be deemed to beneficially own 28,480,174 shares of Common Stock, which consist of (i) 1,000,000 shares of Common Stock held by Trust A, (ii) 1,000,000 shares of Common Stock held by Trust B, (iii) 3,904,250 shares of Common Stock held by Hsu Gamma, (iii) vested warrants to purchase 201,613 shares of Common Stock held by Hsu Gamma, (iv) vested warrants to purchase 2,936,580 shares of Common Stock held individually, (v) options to acquire 1,537,500 shares of Common Stock, which are exercisable within 60 days of March 21, 2013 held individually, and (vi) 17,900,231 shares of Common Stock held individually. The 28,480,174 shares of Common Stock beneficially owned by Dr. Hsiao constitute 8.7 % of the Issuer’s outstanding shares of Common Stock, based upon 324,257,735 shares of Common Stock outstanding as of March 8, 2013, and calculated in accordance with Rule 13d-3. Dr. Hsiao has sole voting and dispositive power over 28,480,174 shares of Common Stock.

Trust A beneficially owns 1,000,000 shares of Common Stock, which constitute 0.3% of the Issuer’s outstanding shares of Common Stock, based on 324,257,735 shares of Common Stock outstanding as of March 8, 2013, and calculated in accordance with Rule 13d-3. Dr. Hsiao is the sole trustee of Trust A and holds sole voting and dispositive power with respect to the 1,000,000 shares of Common Stock held by Trust A.

Trust B beneficially owns 1,000,000 shares of Common Stock, which constitute 0.3% of the Issuer’s outstanding shares of Common Stock, based on 324,257,735 shares of Common Stock outstanding as of March 8, 2013, and calculated in accordance with Rule 13d-3. Dr. Hsiao is the sole trustee of Trust B and holds sole voting and dispositive power with respect to the 1,000,000 shares of Common Stock held by Trust B.

Hsu Gamma beneficially owns 4,105,863 shares of Common Stock, which include vested warrants to purchase 201,613 shares of Common Stock and constitute 1.3% of the Issuer’s outstanding shares of Common Stock, based on 324,257,735 shares of Common Stock outstanding as of March 8, 2013, and calculated in accordance with Rule 13d-3. Dr. Hsiao is the general partner of Hsu Gamma and holds sole voting and dispositive power with respect to the 4,105,863 shares of Common Stock held by Hsu Gamma.

Dr. Hsiao is a member of The Frost Group, LLC, which holds 15,490,546 shares of Common Stock and vested warrants to purchase 4,796,158 shares of Common Stock. Dr. Hsiao disclaims beneficial ownership of the shares of Common Stock and warrants held by The Frost Group, LLC.

Page 7 of 9 Pages

CUSIP No. 301610101

For information regarding transactions effected during the past 60 days prior to the filing of this Amendment No. 3, see Item 4 above.

Except as described herein, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Issuer beneficially owned by them.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended in its entirety and replaced with the following text:

See Item 4 regarding the Stock Purchase Agreement, Second Stock Purchase Agreement, the Psilos Securities Purchase Agreement, the Third Stock Purchase Agreement, the V-Sciences Agreement, CRG Agreement, the Kennedy Agreement, the Fourth Stock Purchase Agreement, Warrant Agreement, and the Chung Chia Agreement.

Except as identified herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, or the division of profits or losses.

Item 7.	Material to be Filed as Exhibits

Item 7 is amended by adding the following paragraphs to the end of the item:

Exhibit 8	Stock Purchase Agreement, dated as of October 5, 2011, by and between the parties named therein.

Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 21, 2013

/s/ Jane Hsiao, Ph.D. Jane Hsiao, Ph.D.

March 21, 2013	The Chiin Hsiung Hsiao Family Trust A /s/ Jane Hsiao, Ph.D. Jane Hsiao, Ph.D., as Trustee

March 21, 2013	The Chiin Hsiung Hsiao Family Trust B /s/ Jane Hsiao, Ph.D. Jane Hsiao, Ph.D., as Trustee

March 21, 2013	Hsu Gamma Investment, L.P. /s/ Jane Hsiao, Ph.D. Jane Hsiao, Ph.D., as General Partner